Exhibit 99.3




                                  March 7, 2006






New  Century  Energy  Corp.
5851  San  Felipe,  Suite  775
Houston,  Texas  77057

Attention  Mr.  Edward  R.  DeStefano,  President

Dear  Mr.  DeStefano:

     As requested, we have made an estimate of the reserves and future production and income at-tributable to certain leasehold and royalty interests of New Century Energy Corp. as of January 1, 2006. This report is based on constant prices and costs as set forth in this letter. The subject properties are located in the states of Mississippi, New Mexico, and Texas. The results of this study are summarized below:




                                                  New Century Energy Corp.
                                           Estimated Net Reserves and Income Data
                                   Attributable to Certain Leasehold and Royalty Interests
                                                    As of January 1, 2006
                                                    ---------------------

                                                  Proved
                              ----------------------------------------------        Total
                              Producing        Behind Pipe       Undeveloped       Proved
                              ---------        -----------       -----------       ------
Remaining Reserves
------------------
  Oil/Condensate - MBbls           121                  0                 0           121
  Gas - MMCF                     3,593                924             3,544         8,062

Income Data
Future Gross Revenue       $37,844,104          7,875,704       $29,560,740   $75,280,544
Deductions                   8,486,119          1,273,743         6,852,469    16,612,329
                           -----------         ----------       -----------   -----------
Future Net Income          $29,357,990         $6,601,961       $22,708,270   $58,668,220

Discounted FNI @ 10%       $22,424,136         $3,415,652       $15,968,792   $41,808,576

From Landmark Graphics' "Aries" (totals shown above may not add to the summary cash flow tables due to rounding).

                                                       Total                    Total
                                                     Probable                  Possible
                                                    ----------                ----------
Remaining Reserves
------------------
  Oil/Condensate - MBbls                                     0                         0
  Gas - MMCF                                             2,754                     8,322


Income Data
-----------
  Future Gross Revenue                             $23,464,892                $64,532,124
  Deductions                                         4,050,246                 12,460,967
                                                   -----------                -----------
  Future Net Income                                $19,414,648                $52,071,152

 Discounted FNI @ 10%                              $12,552,063                $22,650,872

     The discounted future net income shown above for the proved reserves are based on a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at five other discount rates, which are compounded monthly. These data are shown on each estimated projection of future production and income presented in a later section of this report and are summarized as follows:

    Discounted  Rate       Total            Total             Total
       Percent             Proved          Probable         Possible
    ---------------     -----------     --------------    ------------
          15            $ 36,900,570      $ 10,578,233    $ 16,415,281
          20            $ 33,185,922      $  9,120,683    $ 12,420,533
          25            $ 30,268,693      $  8,008,280    $  9,713,671
          30            $ 27,911,150      $  7,134,907    $  7,794,949
          35            $ 25,962,354      $  6,432,357    $  6,384,652

     These data are presented for your information and should not be construed as our estimate of fair market value.

     Liquid Hydrocarbon Volumes are expressed in thousands of barrels (MBbls). A barrel is equivalent to 42 United States gallons. Gas Volumes are expressed in millions of standard cubic feet (MMCF) at the contract temperature and pressure base of the respective state

Reserve  Definitions
--------------------

     The proved reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by various Commission Staff Accounting Bulletins and to the definitions endorsed by the Society of Petroleum Engineers (SPE), the Society of Petroleum Evaluation Engineers (SPEE) and the World Petroleum Congresses (WPC). Definitions of these reserves are included immediately following this letter.

     The current report for New Century Energy Corporation includes proved, probable and possible reserve classifications. Since the SEC recognizes only the proved classification, only this reserve category should be submitted to the SEC in report form.

Estimate  of  Reserves
----------------------

     Estimates of reserves were prepared by the use of geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods utilized in the analysis of each reservoir was tempered by experience in the area, stage of development, quality and completeness of basic data, and production history.

     Where applicable, the volumetric method was employed for determining the original quantities of hydrocarbons in place. Structural and isopachous maps were furnished by New Century Energy Corp., and, after our evaluation, were accepted as correct. These data were used in determining reservoir volumes. In some cases drainage areas were assigned based on analogy. Electrical logs, core analysis, and other available data were used to determine representative values for porosity and interstitial water saturation. Reserves based upon volumetric calculations or other methods such as analogy with offset wells are usually subject to greater revision than those based upon production and/or pressure performance data. Therefore, it may be necessary to revise these estimates up or down in the future as more reliable engineering data becomes available.

     Reserves of depletion-type reservoirs or those whose performance disclosed reliable decline in production-rate trends or other diagnostic characteristics were estimated by the application of appropriate decline curves or other performance relationships. In the analysis of production decline curves, reserves were established only to a calculated economic limit.

Estimate  of  Future  Producing  Rates
--------------------------------------

     Initial production rates were based on the current rates for those reservoirs now on production. If no production decline was established, a decline profile analogous to similar wells was used. If a decline trend was established, this trend was used as the basis for estimating future rates.

Product  Pricing
----------------

     The product prices used in the current report were provided by New Century. The prices are the actual prices received as of December 31, 2005, and are net of all gravity adjustments, transportation charges, and BTU adjustments. Since the prices are actual prices, no differential price adjustments are included in the current report.

Liquid  Hydrocarbon  Prices
---------------------------

     An initial oil/condensate price was provided for each field. This price was held constant with no future escalation due to inflation. The resulting overall average price for the proved oil/condensate reserves is $ 62.48 per barrel. Oil/condensate reserves account for 10.0 percent of the future gross income from all proved reserves.

Gas  Prices
-----------

     A net gas price was provided for each field. The price was held constant over the life of the reserves with no future price escalation due to inflation. The resulting overall average price for the gas reserves is $ 8.40 per MCF and accounts for 90.0 percent of the future gross income from all proved reserves.

Income  Data
------------

     The future gross revenue is determined before deduction of production and ad valorem taxes. Future net income is determined after deduction of the normal costs of operating the wells, recompletion costs, development costs, production taxes and ad valorem taxes. The operating costs, recompletion costs, and development costs were held constant with no future price escalation due to inflation. The future net income is before deduction of state and federal income taxes and has not been adjusted for outstanding loans, which may exist. It does not include any adjustment for cash on hand or undistributed income.

     Neither the salvage value of lease equipment nor the cost to abandon the properties has been considered in this study.

     Table A presents a summary of the 8/8ths reserves, interests and prices for the subject properties by well. Table B presents a summary of net reserves and income data for the subject properties by well and Table C presents a summary of proved net reserves and income data ranked by 10% discounted future net income. Tables 1 through 6 are the Grand Summa-ries and Tables 7 through 73 are individual well cashflows by reserve category. Adjacent to each table, which represents our estimated projections for a particular property, is a production decline curve, which graphically illustrates past hydrocarbon production history and our estimated projection of future production.

General
-------

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and, if recovered, the revenues there-from and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertain-ties of supply and demand, the actual sales volumes and the prices received from the reserves, along with the costs incurred in recovering such reserves, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operations.

     We are qualified to perform engineering evaluations and do not claim expertise in accounting or legal matters. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and therefore, our conclusions necessarily represent only our best-informed professional judgments.

     The titles to the properties have not been examined by R. A. Lenser and Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from New Century Energy Corp. and were accepted as accurate. For the purposes of this report, a field inspection of the properties was not performed nor was the mechanical operation or condition of the wells and their related facilities examined. We have not inves-tigated possible environmen-tal liability related to the properties and therefore, our estimates do not include any potential liability to restore and clean up any damages caused by past operations.

     We are independent petroleum engineers and geologists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office and are available for review.

                                 Very  truly  yours,

                                 R.  A.  LENSER  AND  ASSOCIATES,  INC.



                                 Ronald  A.  Lenser
                                 Registered  Professional  Engineer